Monza Ventures Inc.
1018 Huguang Rd., Chang Chun
China, 130012
949-419-6588

November 1, 2011

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn: Lilyanna L. Peyser,
Staff Attorney


RE: Monza Ventures Inc.
Form 10-K/A for the Fiscal Year Ended November 30, 2010
Filed March 16, 2011
File No. 000-51976

Dear Lilyanna L. Peyser,

We apologize for the late response. We received your comment letter dated September 29, 2011, however, we will need an additional 30 business days from today's date in order to ensure full and accurate disclosures.

Regards,

/s/Greg Thompson
Greg Thompson